ENCANA LAUNCHES $10 MILLION COMMUNITY FUND

Long-term Ecological programs in Canada, Ecuador to benefit;
Website launched to provide Donations guidelines

CALGARY, Alberta — January 6, 2003 — EnCana Corporation today announced two major long-term financial grants which illustrate capacity building as the key focus of its Community Investment Fund.

This year, the Fund has been set at $10 million. EnCana will be guided by the principles of the Imagine program of the Canadian Centre for Philanthropy for ascertaining the amount of its Community Investment budget. The budget calculation for subsequent years will be based on 1% of pre-tax profits, eventually based on a five-year rolling average.

The two major long-term grants are being directed toward the start-up of a unique ecological fund in Ecuador, and the continuation and expansion of the Alberta Ecotrust Foundation, a similar concept already underway in Canada.

EnCana has committed $1.25 million to the Alberta Ecotrust Foundation, payable over 25 years, which is believed to be the longest-term, firm pledge of corporate financial support to any Canadian non-profit organization. Alberta Ecotrust (www.albertaecotrust.com) is a fundraising and funds-distribution partnership between industry and environmental groups to promote educational programs and to support community-based environmental projects within Alberta. Ecotrust will use the majority of the annual $50,000 grant to support the EnCana Fund for Small Communities, while some resources will be applied toward evaluating the potential for Ecotrust’s expansion to other locations in Canada.

“Alberta Ecotrust is attempting to secure longer-term pledges from its supporters to ensure some sustainability for its partnerships with community groups that seek to enhance their local environment. EnCana applauds the Ecotrust’s accomplishments to date. We see it as a successful model for effective and constructive engagement, between industry and its colleagues in the environmental network, toward a common objective,” said EnCana President and Chief Executive Officer, Gwyn Morgan. “The Alberta Ecotrust Foundation initiatives raise awareness of our collective need for environmental responsibility. At EnCana, we’d like to see this model applied elsewhere in Canada, notably within other jurisdictions where we have an operating interest,” said Mr. Morgan.

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LAUNCH OF ECUADOR ECOLOGICAL FUND

EnCana has also committed a total of US$7.4 million toward the establishment and maintenance of a 20-year ‘Ecuador EcoFund’ designed to invest more than US$20 million into environment-related programs in that South American country. The Fund is the result of a collaboration between the pipeline consortium Oleoducto de Crudos Pesados (OCP) Ecuador S.A. that has now completed about 80% of a transnational oil pipeline, and a group of non-government environmental organizations active in Ecuador. Excluding EnCana’s direct and indirect contribution, other OCP sponsors have committed US$8.6 million. The projects to receive financial support from the EcoFund shall have co-financing from the environmental NGO network of at least 30%, thereby raising the total value of the Fund to more than US$20 million.

EnCana Corporation, the largest private-sector energy investor in Ecuador and a major sponsor of the OCP pipleine, is anchoring the Fund to ensure sustainability and the early provision of tangible financing for the Fund to commence its work this year.

Like Ecotrust in Alberta, this new initiative is to be used for the development of environmental programs, training, scientific research and other conservation projects in Ecuador. The main objective is to strengthen the nation’s environmental conservation strategy through activities where specialized institutions and local communities will be involved.

The founders of the EcoFund are now in the process of defining the grants allocation principles and administrative processes. It is anticipated that the EcoFund will be administered by the Fondo Ambiental Nacional (FAN), a private, independent and non-profit institution formed between representatives of the public and private sectors. None of the local NGOs who worked to reach this Agreement, nor OCP or EnCana, will participate in the administration of the EcoFund. An initial disbursement of $1 million will be made when the Agreement is signed. During the first five years of the Agreement, funds raised will total $10 million, with the balance committed over the following 14 years.

The creation of EcoFund is above and beyond OCP’s obligations to comply with its other environmental responsibilities and obligations related to prevention, control and mitigation during the construction and operation of the transnational crude oil pipeline. OCP has to date invested some US$20 million in more than 350 health-related, educational and community development facilities and programs along the 500 kilometre length of the pipeline. (www.ocpecuador.com)

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FOUR FOCUS AREAS FOR ENCANA COMMUNITY INVESTMENT

“EnCana is committed to a tradition of excellence established by its two heritage companies. We believe our success depends upon our ability to listen and appropriately respond to the people and communities where we do business, and to remain aware of ever-changing issues and ideas,” said Mr. Morgan.

The Company’s four focus areas include: Youth & Education; Health & Wellness; the Environment, and Community Development. With an emphasis on the communities and regions where EnCana has an operating interest, the Company sponsors ongoing programs like regional science fairs; annual music festivals; design and implementation of an anti-bullying framework within schools; tangible EnCana bursaries for high school students pursuing post-secondary studies related to the needs of the petroleum industry, community recreational facilities and significant grants to regional facilities such as a recent $1 million allocation to the Alberta Children’s Hospital serving southern Alberta.

Additional information on the Company’s guidelines can be found at the Community section of its website (www.encana.com)

FURTHER INFORMATION:

R.H. (Dick) Wilson Vice-President, Public Affairs EnCana Corporation (403) 645-4777	Pat Letizia, Executive Director Alberta Ecotrust Foundation (403) 209-2245